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                           February 5, 2021

       Bradley J. Nattrass
       Chief Executive Officer
       urban-gro, Inc.
       1751 Panorama Point, Unit G
       Lafayette, CO 80026

                                                        Re: urban-gro, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed February 3,
2021
                                                            File No. 333-250120

       Dear Mr. Nattrass:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2021 letter.

       Amendment No. 4 to Registration Statement on Form S-1 filed February 3, 2021

       Management's Discussion and Analysis
       Results of Operations, page 33

   1. We note your updated disclosure and reissue Comment 2. Please revise your disclosure to explicitly state the
amount of product revenue and amount of service revenue earned for each period.
       Year Ended December 31, 2019 Compared to Year Ended December 31, 2018, page 34

   2. We note your updated disclosure and reissue Comment 3. With respect to your discussion of the results of
operations for the years ended December 31, 2019 and 2018, your 10-K disclosure states that
the increase in revenue was due, in part, to the growth of the
 Bradley J. Nattrass
urban-gro, Inc.
February 5, 2021
Page 2
       cannabis industry. Your disclosure regarding the same periods in this S-1 does not mention the cannabis industry. Please revise for consistency, or tell us what has changed to make the statement no longer accurate.
       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                            Sincerely,
FirstName LastNameBradley J. Nattrass
                                                            Division of
Corporation Finance
Comapany Nameurban-gro, Inc.
                                                            Office of Trade &
Services
February 5, 2021 Page 2
cc:       Michael Bradshaw, Esq.
FirstName LastName